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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

VALOR COMMUNICATIONS GROUP, INC.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

9020255106

(CUSIP Number)

William M. Ojile, Jr., Esq.
Senior Vice President
Chief Legal Officer and Secretary
Valor Communications Group, Inc.
201 E. John Carpenter Freeway, Suite 200
Irving, Texas 75062
(972) 373-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 8, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 9020255106

1.	Name of Reporting Person: VESTAR CAPITAL PARTNERS III, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 28,833,582*

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 2,044,428

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 28,833,582*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 40.54%*

14.	Type of Reporting Person (See Instructions): CO

*	Includes shares held of record by other persons, for which the reporting person disclaims beneficial ownership. See Item 5.

CUSIP No. 9020255106

1.	Name of Reporting Person: VESTAR CAPITAL PARTNERS IV, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 28,833,582*

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 6,314,929

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 28,833,582*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 40.54%*

14.	Type of Reporting Person (See Instructions): CO

*	Includes shares held of record by other persons, for which the reporting person disclaims beneficial ownership. See Item 5.

CUSIP No. 9020255106

1.	Name of Reporting Person: VESTAR/VALOR LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 28,833,582*

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 119,175

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 28,833,582*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 40.54%*

14.	Type of Reporting Person (See Instructions): CO

*	Includes shares held of record by other persons, for which the reporting person disclaims beneficial ownership. See Item 5.

CUSIP No. 9020255106

1.	Name of Reporting Person: VESTAR ASSOCIATES CORPORATION III		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 28,833,582*

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 2,044,428*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 28,833,582*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 40.54%*

14.	Type of Reporting Person (See Instructions): CO

*   Includes shares held of record by other persons, for which the reporting person disclaims beneficial ownership. See Item 5.

CUSIP No. 9020255106

1.	Name of Reporting Person: VESTAR ASSOCIATES IV, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 28,833,582*

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 6,434,104*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 28,833,582*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 40.54%*

14.	Type of Reporting Person (See Instructions): CO

*   Includes shares held of record by other persons, for which the reporting person disclaims beneficial ownership. See Item 5.

     The undersigned hereby amend their statement on Schedule 13D filed on February 24, 2005 with the Securities and Exchange Commission (the “Commission”) and Amendment No.1 thereto filed on March 24, 2005 (as so amended, the “Schedule 13D”) in respect of the Common Stock, $0.0001 par value per share, of Valor Communications Group, Inc., a Delaware Corporation, on behalf of Vestar Capital Partners III, L.P. (“VCP III”), Vestar Capital Partners IV, L.P. (“VCP IV”), Vestar/Valor LLC (“V/V” and, together with VCP III and VCP IV, the “Vestar Investors”), Vestar Associates Corporation III (“VAC III”) and Vestar Associates Corporation IV (“VAC IV”). Terms defined in the Schedule 13D are used herein as so defined.

     The information set forth in Schedule 13D is hereby amended as follows:

Item 1. Security and Issuer.

     No change.

Item 2. Identity and Background.

     No change.

Item 3. Source and Amount of Funds or Other Consideration.

     No change.

Item 4. Purpose of Transaction.

     No change.

Item 5. Interest in Securities of the Issuer.

      Item 5 is hereby amended and restated in its entirety as follows:

      The ownership percentages set forth below are based on a total of 71,130,634 shares of Valor common stock outstanding as of November 2, 2005, as reported in Valor’s Quarterly Report on Form 10-Q filed with the Commission on November 8, 2005. By virtue of the relationships described under Item 6, each Reporting Person may be deemed to share voting power with respect to, and therefore beneficially own 28,833,582 shares of Common Stock, or 40.54% of the outstanding shares of Common stock. All of such 28,833,582 shares of Common Stock are subject to the Securityholders’ Agreement described under Item 6. Individual interests in the securities of Valor are as follows:

      VCP III is the record owner of 2,044,428 shares of Common Stock, or approximately 2.87% of the outstanding shares of Common Stock. All of such 2,044,428 shares of Common Stock are subject to the Securityholders’ Agreement described under Item 6. VCP III shares power to vote such Common Stock with the other Vestar Investors and the Welsh Investors (as defined in Item 6). VCP III shares power to dispose of such Common Stock with VAC III, and no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock. By virtue of the relationships described under Item 6, each of the Vestar Investors and the Welsh Investors (as defined in Item 6) may be deemed to beneficially own 2,044,428 shares of Common Stock, which represents the Common Stock directly beneficially owned by VCP III.

      VCP IV is the record owner of 6,314,929 shares of Common Stock, or approximately 8.88% of the outstanding shares of Common Stock. All of such 6,314,929 shares of Common Stock are subject to the Securityholders’ Agreement described under Item 6. VCP IV shares power to vote such Common Stock with the other Vestar Investors and the Welsh Investors (as defined in Item 6). VCP IV shares power to dispose of such Common Stock with VAC IV, and no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock. By virtue of the relationships described under Item 6, each of the Vestar Investors and the Welsh Investors (as defined in Item 6) may be deemed to beneficially own 6,314,929 shares of Common Stock, which represents the Common Stock directly beneficially owned by VCP IV.

      V/V is the record owner of 119,175 shares of Common Stock, or approximately 0.17% of the outstanding shares of Common Stock. All of such 119,175 shares of Common Stock are subject to the Securityholders’ Agreement described under Item 6. V/V shares power to vote such Common Stock with the other Vestar Investors and the Welsh Investors (as defined in Item 6). V/V shares power to dispose of such Common Stock with VAC IV, and no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock. By virtue of the relationships described under Item 6, each of the Vestar Investors and the Welsh Investors (as defined in Item 6) may be deemed to beneficially own 119,175 shares of Common Stock, which represents the Common Stock directly beneficially owned by V/V.

     As general partner of the general partner of VCP III, VAC III be deemed to beneficially own 2,044,428 shares of Common Stock held of record by VCP III. As general partner of the general partner of VCP IV and as general partner of the managing member of V/V, VAC IV may be deemed to beneficially own 6,434,104 shares of Common Stock in the aggregate held of record by VCP IV and V/V. All of the 8,478,532 shares of Common Stock, which represents (i) 2,044,428 shares of Common Stock held of record by VCP III, (ii) 6,314,929 shares of Common Stock held of record by VCP IV, and (iii) 119,175 shares of Common Stock held of record by V/V, are subject to the Securityholders’ Agreement described under Item 6. Each Vestar Investor and VAC III and VAC IV has shared power to vote such Common Stock as well as 19,575,166 shares of Common Stock held by the Welsh Investors (as defined in Item 6 below), or 28,833,582 shares of Common Stock in the aggregate. The Vestar Investors severally disclaim beneficial ownership of the shares of Common Stock held by the Welsh Investors (as defined in Item 6 below).

     To the best knowledge of the Reporting Persons, except as described in Item 4, none of the Reporting Persons or the individuals named in Schedules A and B to this Schedule 13D has effected a transaction in shares of Common Stock during the past 60 days (other than transactions that may have been effected in the ordinary course of business in an agency or a fiduciary capacity).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 is hereby amended to add the following thereto:

     On December 8, 2005 Valor entered into an Agreement and Plan of Merger with Alltel Corporation and Alltel Holding Corp., a wholly-owned subsidiary of Alltel Corporation (the “Merger Agreement”), pursuant to which Alltel Holding Corp. will merge with Valor, with Valor continuing as the surviving corporation (the “Merger”). As a result of the Merger, all of the issued and outstanding shares of common stock of Alltel Holding Corp. will be converted into the right to receive an aggregate number of shares of Common Stock of Valor that will result in Alltel Corporation’s stockholders holding 85% of the outstanding equity interest of Valor immediately following the Merger and Valor’s stockholders holding the remaining 15% of such equity interest. As a condition to entering into the Merger Agreement, Alltel Holding Corp. required that certain stockholders of Valor, including the Reporting Persons, the WCAS Investors and the Vestar Investors and certain other individuals enter into a Voting Agreement, dated as of December 8, 2005 (the “Voting Agreement”), pursuant to which each such stockholder agreed to vote in favor of the Merger and against any competing proposal. Copies of the Merger Agreement and Voting Agreement are Exhibits A and B, respectively, hereto, and any descriptions thereof are qualified in their entirety by reference thereto.

Item 7. Material to be filed as Exhibits.

Exhibit 1	Merger Agreement, incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed with the Commission by Alltel Corporation on December 8, 2005.

Exhibit 2	Voting Agreement, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Commission by Alltel Corporation on December 8, 2005.

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

VESTAR CAPITAL PARTNERS III, L.P.
By: Vestar Associates III, L.P.
Its: General Partner
By: Vestar Associates Corporation III
Its: General Partner

By:	/s/ Norman W. Alpert

Name: Norman W. Alpert
Title: Authorized Signatory

VESTAR CAPITAL PARTNERS IV, L.P.
By: Vestar Associates IV, L.P.
Its: General Partner
By: Vestar Associates Corporation IV
Its: General Partner

By:	/s/ Norman W. Alpert

Name: Norman W. Alpert
Title: Authorized Signatory

VESTAR/VALOR, LLC
By: Vestar Associates IV, L.P.
Its: Managing Member
By: Vestar Associates Corporation IV
Its: General Partner

By:	/s/ Norman W. Alpert

Name: Norman W. Alpert
Title: Authorized Signatory

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

VESTAR ASSOCIATES CORPORATION III

By:	/s/ Norman W. Alpert

Name: Norman W. Alpert
Title: Authorized Signatory

VESTAR ASSOCIATES CORPORATION IV

By:	/s/ Norman W. Alpert

Name: Norman W. Alpert
Title: Authorized Signatory

Exhibit 4

Joint Filing Agreement

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the undersigned hereby (i) agree to the joint filing with all other Reporting Persons (as such term is defined the statement on Schedule 13D described below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.0001 per share, of Valor Communications Group, Inc. and (ii) agree that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

1

Signatures

In witness whereof, the undersigned hereby execute this Joint Filing Agreement as of the 24th day of January, 2006.

VESTAR CAPITAL PARTNERS III, L.P.
By: Vestar Associates III, L.P.
Its: General Partner
By: Vestar Associates Corporation III
Its: General Partner

By:	/s/ Norman W. Alpert

Name: Norman W. Alpert
Title: Authorized Signatory

VESTAR CAPITAL PARTNERS IV, L.P.
By: Vestar Associates IV, L.P.
Its: General Partner
By: Vestar Associates Corporation IV
Its: General Partner

By:	/s/ Norman W. Alpert

Name: Norman W. Alpert
Title: Authorized Signatory

VESTAR/VALOR, LLC
By: Vestar Associates IV, L.P.
Its: Managing Member
By: Vestar Associates Corporation IV
Its: General Partner

By:	/s/ Norman W. Alpert

Name: Norman W. Alpert
Title: Authorized Signatory

2

Signatures

In witness whereof, the undersigned hereby execute this Joint Filing Agreement as of the 24th day of January, 2006.

VESTAR ASSOCIATES CORPORATION III

By:	/s/ Norman W. Alpert

Name: Norman W. Alpert
Title: Authorized Signatory

VESTAR ASSOCIATES CORPORATION IV

By:	/s/ Norman W. Alpert

Name: Norman W. Alpert
Title: Authorized Signatory

3